Exhibit 99.1

ZK International Group Co., Ltd. Celebrates Prestigious Recognition as a National "Little Giant Enterprise"

Company Chairman Emphasizes Commitment to Technological Innovation and Global Expansion

WENZHOU, China, December 14, 2023 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company"), a pioneer in innovation and technology, proudly announces its selection as one of the distinguished "Specialized, Elaborative, Characteristic, and Innovative Little Giant Enterprises" by the Ministry of Industry and Information Technology.

This prestigious recognition highlights the government's and industry's acknowledgment of ZK International's exceptional technological innovation and comprehensive strength. Mr. Jiancong Huang, the visionary leader of the Company, underscores, “We are committed to researching and developing stainless steel products for use in all industries that need water and gas transmission systems. We believe that scientific and technological innovations will help us achieve our long-term strategic objectives. The research and development efforts are an integral part of the operations and the crux of our competitive advantage and differentiation strategy.”

At the core of this commitment lies ZK International's dynamic Research and Development team, which, through relentless innovation, has propelled the Company to stand as the best-in-class stainless steel pipe company in China. This distinction, not only nationally recognized, is now gaining international acclaim, positioning ZK International as a global leader in the industry.

The accolades garnered by ZK International are increasingly setting the stage for global recognition, prompting the company to extend its reach to international markets. With an eye on expansion, ZKIN is strategically targeting regions such as the USA, Southeast Asia, Europe, Africa, and the Middle East. This bold move reflects ZK International's confidence in its ability to deliver superior products and innovative solutions to discerning customers worldwide.

"As we celebrate this milestone, shareholders can take pride in our unwavering dedication to advancing our competitive edge, creating sustained value for the Company, and now, actively expanding our presence in key international markets”, states Mr. Jiancong Huang.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 46 patents, 46 trademarks, 5 Software Copyrights, 2 National Innovation Fund Awards, and 41 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.